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Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  215.981.4750

falcoj@pepperlaw.com

November 29, 2012

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), Equinox Funds Trust (the “Trust”) is hereby transmitting for filing Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  The Amendment is being filed in connection with the Trust’s annual update of its Registration Statement in order to incorporate certain material changes into the Prospectus and Statement of Additional Information (“SAI”) for the Equinox Commodity Strategy Fund, a series of the Trust (the “Fund”).  Specifically, the Prospectus and SAI for the Fund have been revised to reflect (i) an increase in the Fund’s investment advisory fee approved by shareholders at a special meeting and a corresponding increase in the Fund’s fee cap, and (ii) changes in the Fund’s investment objective and investment strategy.

Pursuant to Rule 485(d)(2) of the Act, the Trust will file a subsequent amendment to the Trust’s Registration Statement pursuant to Rule 485(b) in order to update the financial statements and financial highlights for each of the Trust’s series as well as to make any other non-material changes.

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www.pepperlaw.com

U.S. Securities and Exchange Commission

November 29, 2012

If you have any questions or if there is any way we can facilitate your review of the Amendment, please contact the undersigned (telephone number: 215.981.4659) or John M. Ford, Esq. of this office (telephone number: 215.981.4009).

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Mr. Robert Enck John M. Ford, Esq.